SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 2025

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

All exhibits to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of GDS Holdings Limited (File No. 333-287594), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

1.1	Underwriting Agreement, dated May 27, 2025, by and among the Registrant, J.P. Morgan Securities plc and J.P. Morgan Securities LLC

1.2	Underwriting Agreement, dated May 27, 2025, by and among the Registrant and the underwriters thereto

99.1	ADS Lending Agreement, dated May 27, 2025, between the Registrant and J.P. Morgan Securities LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: May 29, 2025	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer